Exhibit 99.1

FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

November 14, 2007

Dear Shareholder:

You are cordially invited to attend the 2007 Annual Meeting of Shareholders of Fundtech Ltd. (the “Company”) on December 20, 2007 (the “Annual Meeting”), at 9:00 a.m., local time, at the Company’s offices at 12 Ha’Hilazon Street, 5th Floor, Ramat Gan 52522, Israel.  We look forward to greeting those of you who can attend the Annual Meeting.

Holders of the Company’s Ordinary Shares are being asked to vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”).  The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the Notice.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares be represented and voted at the Annual Meeting.  Accordingly, after reading the enclosed Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Your cooperation is appreciated.

                Very truly yours,

                Gideon Argov
                Chairman of the Board

FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders

of Fundtech Ltd.:

The 2007 Annual Meeting of Shareholders of Fundtech Ltd. (“Fundtech” or the “Company”) will be held at the Company’s offices, located at 12 Ha’Hilazon Street, 5th Floor, Ramat Gan 52522, Israel, on December 20, 2007 at 9:00 a.m. local time, for the following purposes:

1.
To elect the panel of seven (7) directors of the Company (the “Panel”), each director individually to serve until his or her respective successor is elected and qualified at the next annual meeting of the shareholders, subject to the following. The Panel includes Robert Cobuzzi and Gerald Dogon, who are intended to be elected as external directors pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”). If so elected as external directors, Mr. Cobuzzi and Mr. Dogon shall serve for a fixed term of three years. (“Proposal 1”)

2.
To approve an amendment to the Fundtech Ltd. 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan (the “2005 Stock Plans”) to increase the aggregate number of shares that may be granted pursuant to such 2005 Stock Plans and the number of Ordinary Shares reserved for issuance upon exercise of the shares or options which may be granted pursuant to such 2005 Stock Plans. (“Proposal 2”)

3.
To approve the grant to non-employee directors of the Company, including to the Company’s external directors, of (i) stock options to purchase Ordinary Shares of the Company and (ii) Restricted Ordinary Shares of the Company. (“Proposal 3”)

4.
To approve the compensation to be paid to non-employee directors of the Company subject to their participation in certain meetings of the Board of Directors of the Company and committees thereof. (“Proposal 4”)

5.	To approve the compensation payable to the Chief Executive Officer of the Company, who also serves as a director of the Company. (“Proposal 5”)

6.
To appoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2007 and to authorize the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors. (“Proposal 6”).

7.
To amend Articles 144 and 146 of the current Articles of Association of the Company dealing with indemnification, exemption and insurance of directors and officers of the Company, intended to conform the provisions of the Articles of Association to Amendment No. 3 adopted to the Israeli Companies Law-1999 (the “Companies Law”). (“Proposal 7”).

8.
To approve the entering by the Company into new indemnification agreements with its continuing and new directors and officers, consistent with Amendment No. 3 to the Companies Law and to authorize the Audit Committee of the Board of Directors of the Company to secure insurance polices in connection with such indemnification obligations with a maximum coverage of up to US$50,000,000 (“Proposal 8”).

9.	To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Only shareholders of record on November 12, 2007 are entitled to receive notice of and to vote at the Annual Meeting.

The Annual Meeting shall include a general discussion with respect to the financial statements contained in the Company’s Annual Report for the fiscal year ended December 31, 2006. A copy of the Annual Report is enclosed herewith.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

You may revoke your proxy by filing with the Secretary of the Company a signed notice of revocation, submitting a proxy bearing a later date at any time prior to the time it is voted or by attending the Annual Meeting and voting in person.

            By Order of the Board of Directors,

            Joseph J. Aulenti
            Executive Vice President, General Counsel and Secretary

Ramat-Gan, Israel
November 14, 2007

FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

____________________

PROXY STATEMENT
____________________

General Information

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Fundtech Ltd., an Israeli company (“Fundtech” or the “Company”), of proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on December 20, 2007, at 9:00 a.m. local time, at the Company’s offices located at 12 Ha’Hilazon Street, 5th Floor, Ramat Gan 52522, Israel and at any adjournment or adjournments thereof (the “Annual Meeting”).  This Proxy Statement is being furnished to holders of ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares”), of record at the close of business on November 12, 2007 (the “Record Date”).

Proxies for use at the Annual Meeting are solicited by the Board of Directors.  All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the accompanying materials will be paid by the Company.  In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies by telephone, telegram or by personal interviews.  Such persons will receive no additional compensation for such services.  The Company will reimburse brokers and certain other persons for their charges and expenses in forwarding proxy materials to the beneficial owners of Ordinary Shares.

Gil Weiser, a director, Joseph J. Aulenti, Executive Vice President, General Counsel and Secretary, and Yoram Bibring, EVP and Chief Financial Officer, have each been selected as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

All Ordinary Shares represented by properly executed proxies received at least twenty-four (24) hours prior to the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure therefor, will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of one of the persons named in the proxy, on such other matters as may properly come before the Annual Meeting.

A shareholder may revoke his, her or its proxy at any time prior to use of such proxy by delivering to the Secretary of the Company a signed notice of revocation, a later dated and signed proxy or by attending the Annual Meeting and voting in person.  Attendance at the Annual Meeting will not in itself constitute the revocation of the proxy.

This Proxy Statement is accompanied by Fundtech’s Annual Report to the shareholders for the fiscal year ended December 31, 2006. A form of proxy for use at the Annual Meeting and return envelope for the proxy are enclosed.  This Proxy Statement and the accompanying proxy and ancillary documents are being furnished to shareholders on or about November 14, 2007.

Shareholders Entitled to Vote

Shareholders of record owning Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the Annual Meeting.  On the Record Date, there were 15,749,379 Ordinary Shares outstanding, with each Ordinary Share entitled to one vote per share on each matter submitted to shareholders for consideration at the Annual Meeting.

Quorum; Required Vote

The presence, in person or by proxy, of at least two holders of record holding at least 33.3% of the issued and outstanding Ordinary Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum and is necessary to hold the Annual Meeting.  If within half an hour from the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the Annual Meeting will be adjourned to the first business day which follows such statutory holiday. If at the adjourned Annual Meeting there is no quorum, then two members, personally present, or represented by proxy, shall constitute a quorum and shall be entitled to consider and decide on the matters for which the Annual Meeting was called.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for each of the proposals set forth in this Proxy Statement; provided, however, that the ordinary resolution with respect to the election of Robert Cobuzzi and Gerald Dogon as external directors (“Proposal 1”) shall only be deemed adopted if at least one-third of the non-controlling shareholders of the Company (the “Non-Controlling Shareholders”), represented and voting, approve such ordinary resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such ordinary resolution does not exceed one percent (1%) of the outstanding Ordinary Shares of the Company.

On each matter submitted to shareholders for consideration at the Annual Meeting, only Ordinary Shares that are voted in favor of such matter will be counted towards approval of such matter.  Holders of Ordinary Shares that are present at the Annual Meeting but do not vote for a particular matter or holders of Ordinary Shares represented by proxy where the shareholder properly withheld authority to vote for such matter (including broker non-votes) will not be counted toward approval of such matter.

A broker non-vote occurs when a nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Articles of Association of the Company provide that our Board of Directors shall be composed of between five and seven directors. In addition, the Board of Directors has formed a Nominating Committee which is charged with the duty to evaluate candidates for positions on the Board of Directors.  At this time and based on the recommendation of the Nominating Committee, the Board of Directors is recommending the seven persons set forth below to serve as directors of the Company. All of the nominees, other than Robert Cobuzzi and Gerald Dogon who are intended to serve as the Company’s external directors under the Companies Law 5759-1999 (the “Companies Law”), currently serve as directors of the Company and, if elected by the shareholders, shall serve as directors until the close of the next annual meeting, provided that if elected as external directors, Mr. Cobuzzi and Mr. Dogon shall hold office for a period of three years following their election, unless their office is earlier vacated under any relevant provisions of the Articles of Association of the Company and the Companies Law.  Mr. Cobuzzi and Mr. Dogon are nominated to replace Dr. Ben-Zion Zilberfarb, whose second and final three year term expires on December 20, 2007 and Mr. Tsvi Gal, who tendered his resignation to the Board of Directors in October, 2007.  Mr. Dogon is currently serving on the board of directors of 10bis.com, an Israeli firm which has a very minor pre-existing business relationship valued at less than $200 USD per month providing meal discount coupons to employees of the Company. This relationship has been disclosed to and approved by the Company’s audit committee.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director if elected.  Information on each nominee is set forth below.  The information is based upon the records of the Company and information provided by each nominee.  If at the time of the Annual Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

INFORMATION CONCERNING DIRECTORS AND NOMINEES

Nominees For Director

The following table lists the name, age and positions with the Company of each of the nominees and the month and year in which each director was first elected.

Name	Age	Position with the Company	Served as Director Since

Gideon Argov	51	Director and Chairman of the Board	July 2003
Reuven Ben Menachem	47	Director and Chief Executive Officer	April 1993
Yaffa Krindel	53	Director	February 2004
Stanley Stern	50	Director	July 2003

Name	Age	Position with the Company	Served as Director Since

Gil Weiser	66	Director	July 2000
Gerald Dogon	68	External Director Nominee	New Nominee
Robert Cobuzzi	66	External Director Nominee	New Nominee

Gideon Argov was elected Chairman of the Board of Directors in July 2003.  Mr. Argov is currently serving as the President and Chief Executive Officer of Entegris, Inc., a materials integrity management leader in high technology.  From 2001 to November 2004, he was the Managing Director, Operations of Parthenon Capital, a private equity partnership based in Boston, Massachusetts.  Prior to joining Parthenon Capital, between 1991 and 2000, Mr. Argov served as Chairman, CEO and President of Kollmorgen Corporation, a global leader in industrial automation specializing in electronic motion control and servo systems, located in Waltham, Massachusetts.   Presently, he serves on the boards of Entegris, Inc., Interline Brands, Inc. and X-Rite Inc.  Mr. Argov has earned an M.B.A. from Stanford University, as well as a B.A. in Economics from Harvard University.

Reuven Ben Menachem, a co-founder of Fundtech, has served as the Chief Executive Officer and as a director of the Company since its inception in April 1993.  He served as Chairman of the Board of Directors of the Company from August 1998 to July 2003.  Before founding the Company, Mr. Ben Menachem was employed at Logica Data Architects, a funds transfer software provider located in Waltham, Massachusetts from 1986 until 1992, most recently as a Technical Director and a Product Manager.  From January 1984 until June 1986, Mr. Ben Menachem served as Director of Banking Systems at Manof Communications Systems, a middleware software provider located in Tel Aviv, Israel.  Prior to joining Manof, Mr. Ben Menachem served as a senior programmer/analyst in the Israeli Air Force.

Yaffa Krindel has served as a director since February 2004.  She is currently serving as a General Partner of Tamarix Ventures, a new Cleantech venture capital fund located in Herzliya, Israel. From 1997 she served as a Managing Partner and an Investment Partner in the Herzliya office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany.   Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Avaya Inc. - NYSE:  AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv.  From 1993 to 1997 she served as CFO and director of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ:  ALVR), a leading provider of innovative wireless broadband network solutions. headquartered in Tel Aviv.  Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel.  Ms. Krindel currently serves on the boards of Syneron Medical (ELOS) and Voltaire (VOLT),  publicly traded companies and on the boards of the following private companies: Siano Mobile Silicon Inc., and OrSense Ltd.  Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern has served as Head of Investment Banking of Oppenheimer & Co. Inc. in New York, New York.  Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York from 2002 to 2004.  Prior to joining C.E.

Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm.  From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking.  He serves as Chairman of the board of Tucows, Inc.  Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

Gil Weiserhas served as a director of Fundtech since July 2000 and has served as director and chairman of the executive committee to BBP, the Company's Swiss subsidiary from 2001 to 2006.  Mr. Weiser presently serves as the CEO of Orsus solution since August 2006.  He serves as director of various boards and has other affiliations with a number of other Israeli high-tech companies. Mr. Weiser served as a director of the Tel Aviv Stock Exchange from 2002 to 2004.  He served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank from 2000 to 2001.  From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation located in Herzlia.  From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions located in Haifa, Israel. From early 1995 until the spring of 2000, Mr. Weiser served as the Managing Director of Hewlett Packard (Israel) located in Tel Aviv and CMS - distributor of Hewlett Packard products and services.  Mr. Weiser has and continues to hold significant public positions.   He has served as Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006.  Mr. Weiser has earned a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

Gerald Dogon will be nominated to serve as a director of Fundtech as of December 20, 2007.  From 1994 to 1994 Mr. Dogon served as the Executive Vice President, Chief Financial Officer and a member of the Board of Directors of DSP Communications Inc. DSP is a leading developer of chip sets and products for cellular, personal communication services (PCS), and wireless local loop (WLL) markets, headquartered in Cupertino, CA from 1994 to 1999.  Prior to joining DSP, Mr. Dogon served as the Director of Finance of Nilit Ltd., a privately held company manufacturing Nylon, Polyamide fibers from 1992 to 1994.  From 1991 until 1992, he served as the Vice President of Finance and Director of Mul T Lock Ltd. Yavne, manufacturers of high security product located in Israel.  Prior to joining Mul T Lock Ltd., Mr. Dogon served as Manager of International Division of Israel General Bank Ltd., a commercial bank in Tel-Aviv, Israel from 1989 to 1991.  Mr. Dogon served as a member of the Board of Directors and Chairman of the Audit Committee of Contahal Ltd., Nogatech Inc., and Scailex Corporation in addition to serving as a member of the Investment and Nomination Committees of Scailex Corporation from 1993 to 2006.  He currently is a member of the Boards of Directors of Passave Inc. and Rosetta Genomics Ltd. and serves as the Chairman of the Audit committee and a member of the Compensation and Nomination Committees of Rosetta Genomics Ltd. from 2005 to present.  Mr. Dogon earned degrees from Columbia University and University of Cape Town.

Robert Cobuzzi will be nominated to serve as a director of Fundtech on December 20, 2007.  Since 2006, Mr. Cobuzzi has served as a member of the Board of Directors of Economic Development Industrial Corporation.  Prior to joining the Board of Directors of Economic Development Industrial Corporation, from 2002 until 2006, Mr. Cobuzzi served as the Chief Financial Officer of Akamai Technologies Inc., a multi-million dollar global provider of software services for accelerating and improving the delivery of content and business processes over the Internet, located in Cambridge, MA.  From 2000 to 2002, Mr. Cobuzzi served as the Executive Vice President and Chief Financial Officer of Network Plus Corporation, located in Massachusetts, a network-based communications provider offering broadband data telecommunications and data hosting services to small and medium-sized businesses from New

Hampshire to Florida.  Prior to 2002, he served as Senior Vice President, and Chief Financial Officer of Kollmorgen Corporation, a global leader in high-performance electronic equipment, systems software from 1991 to 2000. Mr. Cobuzzi also served on the Board of Directors of Kollmorgen Corporation.  He has earned degrees from Northeastern University and Bentley College of Massachusetts.

Alternate Directors

The Articles of Association of the Company provide that a director may, by written notice to the Company, appoint any individual to serve as an alternate director, so long as such individual does not already serve as a director or alternate director of the Company.  Any alternate director will have all of the rights and obligations of the director who appoints him or her.  The alternate director may not act at any meeting at which the director who appoints him or her is present.  Unless the time period or scope of any such appointment is limited by the written instrument appointing him or her, the appointment will be effective for all purposes and for an indefinite period. All appointments expire upon the expiration of the term of the appointing director.

Delegation of Power

Subject to the limitations set forth in the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

External Directors

Under the Companies Law, a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under such person’s control, has, as of the date of the person’s election as an external director, or had, during the two years preceding such election, any affiliation with the company, any person or entity controlling the company or any entity controlled by the company or by this controlling entity.  The term “affiliation” includes:

•	an employment relationship;

•	business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

A person may not serve as an external director if the person’s other duties or responsibilities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may adversely impact such person’s ability to serve as an external director.

Independent Directors

The Company’s Ordinary Shares are listed for quotation on the NASDAQ Global Market and are subject to the rules of the NASDAQ Global Market applicable to quoted companies. Under the NASDAQ rules, the Company is required to appoint a sufficient number of independent directors for them to constitute a majority of the members of the Board of Directors. The independence standard under the NASDAQ rules excludes any person (i) who is an officer or employee of the Company or its subsidiaries, or (ii) that the Board of Directors believes has a relationship that would interfere with such individual’s independent judgment as a director.  Additional circumstances that preclude an individual from serving as an independent director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family of consulting compensation from the Company in excess of $60,000 per annum. Gideon Argov, Stanley Stern, Yaffa Krindel, Gil Weiser, Robert Cobuzzi and Gerald Dogon qualify as independent directors and meet the independence standards set forth in the NASDAQ rules.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the election of each of the nominees as directors of the Company; provided, however, that the ordinary resolution with respect to the election of Robert Cobuzzi and Gerald Dogon as external directors shall only be deemed adopted if at least one-third of the Non-Controlling Shareholders, represented and voting, approve such ordinary resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such ordinary resolution does not exceed one percent (1%) of the outstanding Ordinary Shares of the Company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSAL TO ELECT EACH OF THE NOMINEES AS DIRECTORS OF THE COMPANY AND THE ELECTION OF ROBERT COBUZZI AND GERALD DOGON AS EXTERNAL DIRECTORS OF THE COMPANY UNDER THE COMPANIES LAW.

PROPOSAL 2 -TO APPROVE AN AMENDMENT TO THE COMPANY’S 2005 INTERNATIONAL SHARE OPTION AND RESTRICTED SHARE PLAN AND THE 2005 ISRAELI SHARE OPTION AND RESTRICTED SHARE PLAN (THE “2005 STOCK PLANS”) TO INCREASE THE AGGREGATE NUMBER OF SHARES AVAILABLE FOR GRANT AND THE RESPECTIVE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE AS EITHER RESTRICTED SHARE GRANTS OR UPON EXERCISE OF SUCH OPTIONS UNDER THE 2005 STOCK PLANS BY A TOTAL OF 300,000

Fundtech has used the 2005 Stock Plans as a means of attracting and retaining highly qualified directors and employees by aligning their interests with those of Fundtech’s other shareholders.  The common practice for companies in high-tech industries, many of which compete with the Company for attracting and retaining highly qualified personnel, is to offer either stock options or grant restricted shares.  The Board of Directors is seeking to increase the number of shares authorized to be granted under the 2005 Stock Plans as well as the number of Ordinary Shares available for issuance upon exercise of options granted in order to allow the Company to remain competitive with such other companies in attracting and retaining highly qualified personnel.

The Board of Directors is proposing that the shareholders vote to approve amendments to the 2005 Stock Plans to increase the aggregate number of restricted shares or stock options that may be granted pursuant to the 2005 Stock Plans and the number of Ordinary Shares reserved for issuance upon exercise of the options granted pursuant to the 2005 Stock Plans by 300,000 options, restricted shares and Ordinary Shares, to a total of 3,892,815 options, restricted shares and Ordinary Shares.

Terms of the 2005 Stock Plans

The purpose of the 2005 Plans is to enhance the ability of the Company and its subsidiaries to (i) attract and retain employees, directors, officers, and other persons who are in a position to make significant contributions to the Company's success; (ii) reward such persons for such contributions; and (iii) encourage such persons to take into account the long-term interest of the Company through ownership of options to acquire Ordinary Shares (the "Options") or shares of restricted stock in Fundtech (“Restricted Shares”).

The 2005 Plans grant the Compensation Committee (the "Committee") plenary authority to grant to the Company's employees, directors, officers or other persons who are in position to make a significant contribution to the Company's success (the "Grantees") options to purchase Ordinary Shares and Restricted Share awards.  In the case of directors, such grants must also be approved by the shareholders under the Companies Law.

The number of Ordinary Shares that may be issued under the 2005 Plans upon the exercise of Option awards and/or Restricted Share awards shall not in the aggregate exceed 3,592,815, inclusive of Options granted under the Previous Plans without further shareholder approval. These limits are subject to adjustments as provided in the 2005 International Plan for stock splits, stock dividends, issuance of bonus Ordinary Shares, mergers, reorganizations, recapitalizations and other similar transactions or events. No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

Any Ordinary Shares subject to an Option award and/or Restricted Share award which for any reason is cancelled or terminated without having been exercised or, in the case of a Restricted Share award vested, and any Ordinary Shares subject to an Option award and/or Restricted Share award which are forfeited, shall again be available for Option awards and/or Restricted Share award under the 2005 Plans.

The instrument by which the Committee will grant Option awards and/or Restricted Share award will state, among other matters, the number of Ordinary Shares covered thereby, vesting terms, the exercise dates and prices for Options and the payment schedule for such Ordinary Shares.

Unless otherwise specified by the Committee, all Option awards which are vested may be exercised for a period of up to three months from the date of termination of an employee's employment (or a period of up to six months from the date of termination of an employee's employment if such employee was issued Option awards pursuant to the 2005 Israeli Plan), or up to six months from the date of termination of employment in the case of an employee's death or disability, but in neither case may an Option be exercised after the date originally scheduled for its expiration. Upon the completion of such three or six month period, as the case may be, all Option awards shall terminate and be of no further force or effect.

Upon termination of employment of a Grantee, for any reason whatsoever, to the extent that any Option award and/or Restricted Share award is not yet fully vested, such unvested portion of such Option award will terminate and be void and the unvested portion of the Option award or Restricted Share award shall be returned to the Company.

Payment of the purchase price for Ordinary Shares purchased under an Option award will be made in cash or in such other form as the Committee may approve at the time of grant.

Option awards, Restricted Share awards, and each benefit granted under the 2005 Plans to a Grantee shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable during the Grantee's lifetime, only by the Grantee.

The Committee may, at any time and from time to time, terminate or amend the 2005 Plans in any respect except that in no event may any action of the Company alter or impair the rights of a Grantee without his or her consent under any Option award and/or Restricted Share award previously granted to him or her.

The 2005 Plans and all instruments issued thereunder or in connection therewith, are governed by, and will be interpreted in accordance with, the laws of the State of Israel.

Terms and Conditions under the 2005 Israeli Plan

The 2005 Israeli Plan is designed to benefit from, and is made pursuant to, the provisions of Section 102 and 3(i) of the Israeli Income Tax Ordinance ("Ordinance"). However, Option awards granted under the Israel Plan to Israeli Grantees subject to Israeli taxation may or may not contain such terms as will qualify such Option awards for the special tax treatment under Section 102 of the Ordinance.

Pursuant to the Israeli Plan all Option awards, Ordinary Shares or Restricted Share awards issued by reason of exercise of Option awards are to be held by an escrow agent or a trustee (the "Trustee") which will not release such Option awards or Ordinary Shares prior to the full payment of the beneficiary Grantee's tax liabilities arising from such Option awards or the Restricted Shares until they are sold or transferred, or in the case of Restricted Shares issued pursuant to Section 102 of the Ordinance shall be held for the benefit of the Grantee for a period of not less than the holding period required under the Ordinance.

Terms and Conditions under the 2005 International Plan

Under the 2005 International Plan, the Committee may grant an employee, director, officer, or other person of the Company who is an "employee" as such term is used in Section 422 of the US Internal Revenue Code (‘the Code”) either incentive stock options (the "ISO") (options intended to satisfy the requirements of Section 422 of the Code), nonqualified options (options not intended to qualify as an incentive stock option) (the "NQSO") or Restricted Share awards. Grantees other than employees of the Company can only be granted an NQSO or Restricted Share awards.

The exercise price for each ISO will not be less than 100%, or 110% in the case of an ISO granted to a holder of ten percent or more of the Company's outstanding capital stock, of the Fair Market Value (as defined in the 2005 International Plan) of the Ordinary Shares on the date the Option award is granted.

In no case will an Option be exercisable for more than ten years (five years, in the case of an ISO granted to a ten percent shareholder) from the date the Option award was granted.

Ordinary Shares tendered by a Grantee or withheld by the Company to satisfy the tax withholding obligations, to the extent permitted by applicable law, on the exercise or vesting of an Option award shall be available again for Option awards under the 2005 International Plan.

The Committee will have the authority to make such amendments to any terms and conditions applicable to outstanding Option awards as are consistent with the 2005 International Plan provided that no such action will modify such Option award in a manner adverse to the Grantee without the Grantee's consent except as such modification is provided for or contemplated in the terms of the Option award.

No amendment of the 2005 International Plan may be made without approval of the shareholders of the Company if the amendment will: (i) disqualify any ISO granted under the plan; (ii) increase the total number of Ordinary Shares which may be issued under the plan; or (iii) modify the requirements as to eligibility for participation in the plan.

As of November 18, 2007, 3,592,815 Ordinary Shares were reserved and allocated to the 2005 Stock Plans.  Of the 3,592,815 shares available for grant under the 2005 Stock Plans, as of October 18, 2007, 1,673,524 stock options were outstanding, 264,698 unvested restricted shares were outstanding, 1,293,914 options have been exercised, 160,964 restricted shares have vested and 199,715 shares remain available to be granted or issued.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the amendment to the 2005 Stock Plans to increase the number of restricted shares and/or options which may be granted pursuant to the 2005 Stock Plans as well as the number of Ordinary Shares reserved for issuance upon exercise of the options granted pursuant to the 1999 Option Plan by 300,000.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE INCREASE BY 300,000 (TO A TOTAL OF 3,892,815) IN THE NUMBER OF OPTIONS OR RESTRICTED SHARES THAT MAY BE GRANTED PURSUANT TO THE 2005 STOCK PLANS AS WELL AS THE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF OPTIONS GRANTED PURSUANT TO THE 2005 STOCK PLANS.

PROPOSAL 3 - APPROVAL OF THE GRANT OF RESTRICTED ORDINARY SHARES TO NON-EMPLOYEE DIRECTORS OF THE COMPANY

The Company’s success depends to a significant extent on the past, present and future performance of its non-employee directors. The loss of the services of such non-employee directors could have an adverse effect on the Company. In recognition of the importance of these non-employee directors to the Company, the Board of Directors and its Compensation and Audit Committees are recommending, subject to the approval of the shareholders of the Company, the grant of Restricted Shares and/or Stock Options (for an exercise price computed on the grant date), each in the following amounts:

Director	Number of Restricted Ordinary Shares	Vesting Schedule
Gideon Argov, Chairman of the Board	4,000	25% per calendar quarter
Robert Cobuzzi	2,000	25% per calendar quarter
Gerald Dogon	2,000	25% per calendar quarter
Yaffa Krindel	2,000	25% per calendar quarter
Stanley Stern	2,000	25% per calendar quarter
Gil Weiser	2,000	25% per calendar quarter

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above grant of the Restricted Ordinary Shares and Stock Options to the Company’s directors.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE GRANT OF RESTRICTED ORDINARY SHARES AND STOCK OPTIONS AS ENUMERATED ABOVE TO THE NON-EMPLOYEE DIRECTORS OF THE COMPANY.

PROPOSAL 4 – APPROVAL OF THE COMPENSATION TO BE PAID TO NON-EMPLOYEE DIRECTORS OF THE COMPANY SUBJECT TO THEIR PARTICIPATION IN CERTAIN MEETINGS OF THE BOARD OF DIRECTORS OF THE COMPANY AND COMMITTEES THEREOF

The Company's success depends to a significant extent on the participation of its non-employee directors in meetings of the Board of Directors and its committees. In recognition of the importance of such participation, the Board of Directors and the Compensation and Audit Committees have approved and recommended, subject to the approval of the shareholders of the Company, that all non-employee directors of the Company, serving as of the date of the Annual Meeting or as of any future date, shall receive for the year beginning January 1, 2008 and future periods an annual retainer of $25,000, payable on a quarterly basis of $6,250 per quarter, provided that any such quarterly payment for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter. In addition, the Chairman of the Board of Directors shall be entitled to an additional annual payment of $25,000, payable on a quarterly basis of $6,250 per quarter, and the Chairman of the Audit Committee of the Board of Directors (provided that such Chairman is not an external director) shall be entitled to an additional annual payment of $10,000 payable on a quarterly basis of $2,500 per quarter, and the Chairmen of the Compensation and Nominations Committees shall be entitled to an additional annual payment of $5,000 payable on a quarterly basis of $1,650 per quarter provided that any such quarterly payment(s) for the Chairman of the Board of Directors, the Chairman of the Audit Committee, and the Chairmen of the Compensation and Nominations Committees shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above compensation to the Company’s non-employee directors.

THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE ABOVE COMPENSATION TO NON-EMPLOYEE DIRECTORS OF THE COMPANY.

PROPOSAL 5 – APPROVAL OF COMPENSATION PAYABLE TO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY WHO ALSO SERVES AS A DIRECTOR OF THE COMPANY

Under the Companies Law, shareholders must approve all compensation and fees paid or to be paid by the Company to any of its directors regardless of the specific additional capacity in which he or she serves.

At the Annual Meeting, the shareholders will be asked to authorize the Compensation Committee, Audit Committee and the Board of Directors to establish the annual compensation of Reuven Ben Menachem who serves as both the Chief Executive Officer and a director of the Company and to approve the compensation terms listed below for fiscal year 2008 and future periods.

Mr. Ben Menachem’s base annual salary shall be an amount which may not exceed $350,000 per annum; other annual benefits, bonuses and incentives payable to or on behalf of Mr. Ben Menachem may not exceed $350,000 per annum; equity awards consisting of stock option grants which may not exceed 50,000 options per annum and restricted share grants which may not exceed 40,000 Restricted Shares per annum.

If this Proposal 4 is approved by the shareholders of the Company, stock options (if granted) will have an exercise price equal to the fair market value of the underlying Ordinary Shares on the date they are granted, without further shareholder approval.  The terms of the options and restricted shares will be governed by the 2005 Stock Plans.

The Board of Directors may award Options and/or Restricted Shares subject to the above maximum amounts per annum.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above compensation to Mr. Ben Menachem.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE COMPENSATION PAYABLE TO MR. BEN MENACHEM.

PROPOSAL 6 - APPOINTMENT OF AUDITORS AND AUTHORIZING THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO SET THE REMUNERATION FOR SUCH AUDITORS

Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2006, contained in the Company’s Annual Report.  The audit services consisted of the firm’s audit of and report on such consolidated financial statements of the Company and other matters consistent with the Sarbanes Oxley Act of 2002 and the rules and regulations promulgated by the Securities and Exchange Commission.

Based upon the recommendation of the Audit Committee, the Board of Directors recommends that Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, be appointed as auditors for the Company for the fiscal year ending December 31, 2007.

The Board of Directors is seeking (i) the approval of the shareholders, as required by the Companies Law, for the appointment of Brightman Almagor & Co. as the independent auditors of the Company for the fiscal year ending December 31, 2007, and (ii) the authorization of the shareholders for the Audit Committee of the Board of Directors to enter into an agreement to pay the fees of Brightman Almagor & Co. as independent auditors of the Company on terms customary for the Israeli market as will be finalized by the Audit Committee of the Board of Directors.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the appointment of Brightman Almagor & Co. as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to enter into an agreement with Brightman Almagor & Co. with respect to the fees for its services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” (I) THE APPROVAL OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007, AND (II) THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO ENTER INTO AN AGREEMENT TO PAY THE FEES OF BRIGHTMAN ALMAGOR & CO. AS INDEPENDENT AUDITORS OF THE COMPANY.

PROPOSAL 7 - AMENDMENT OF ARTICLES 144 and 146 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

At the Annual Meeting the shareholders will be required to approve certain amendments to the Company’s articles of association with respect to the indemnification, exemption and insurance of the Company’s current and future directors and officers.

Pursuant to Amendment No. 3 to the Companies Law, the Companies Law has been amended to permit companies to provide to their directors and officers broader insurance, indemnification and exemption than previously permitted.  The Board of Directors believes that it is in the best interests of the Company and its shareholders to amend the Company's articles of association to provide such broader insurance, indemnification and exemption to the Company’s directors and officers.

Under the Israeli Companies Law, a provision in a company’s Articles of Association regarding indemnification of office holders may authorize the company to undertake in advance to indemnify an office holder, with respect to a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court, provided that the undertaking with respect to a financial liability imposed on the director by any judgment is limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

The Board of Directors is seeking the approval of the shareholders, as required by the Companies Law for the amendment of Articles 144 to 146 of the Company’s current Articles of Association, consistent with Amendment No. 3 to the Companies Law, and replace such Articles with the following Articles:

“Insurance and Indemnity

144.   INSURANCE.

For purposes of these Articles, the term "Officer" shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as "Nosei Misra" in the Companies Law. Subject to the provisions of the Companies Law and to the extent permitted under law, and subject further to Article146, the Company may enter into a contract for the insurance of all or part of the liability of any Officer imposed on him in consequence of an act which he has performed by virtue of being an Officer, including, in respect of one of the following:

            144.1       a breach of his duty of care to the Company or to another person;

144.2  a breach of his fiduciary duty to the Company, provided that the Officer acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

144.3  a financial obligation imposed on him in favor of another person.

144.4  any other circumstances arising under the law with respect to which the Company may, or will be able to, insure an Officer of the Company.

144A. Indemnity.

144A.1 Subject to the provisions of the Companies Law and to the extent permitted under law, and subject further to Article 146, the Company may indemnify an Officer, retroactively, in respect of the following liabilities or expenses, imposed on such Officer or incurred by him in consequence of an act which he has performed by virtue of being an Officer:

144A.1.1 a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

144A.1.2 reasonable litigation expenses, including attorneys’ fees, incurred by an Officer as a result of an investigation or a proceeding instituted against him by an authority that is authorized to conduct an investigation or proceeding, and that was concluded without filing an indictment against the Officer and without imposing on the Officer a financial obligation in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Officer but with imposing a financial obligation in lieu of a criminal proceeding in an offence that does not require proof of mens rea. In this section “conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated” and “financial liability in lieu of a criminal proceeding” shall mean as ascribed under the Companies Law.

144A.1.3 reasonable litigation expenses, including attorneys’ fees, incurred by an Officer or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offence that does not require proof of mens rea.

144A.1.4 any other circumstances arising under the law in respect of which the Company may indemnify an Officer of the Company.

144A.2 Subject to the provisions of the Companies Law and to the extent permitted under law, and subject further to Article 146, the Company may undertake to indemnify an Officer, in advance, in respect of the following liabilities or expenses, imposed on such Officer or incurred by him in consequence of an act which he has performed by virtue of being an Officer:

144A.2.1 As set forth in Article 144A.1.1, provided that the undertaking to indemnity shall be limited to events which the Board of Directors believes are predictable in light of the Company’s business de facto at the time the undertaking to indemnify is granted, and to amounts or criterion that the Board of Directors had determined to be reasonable in the circumstances, and that the undertaking to indemnity shall specify such predictable event and the amounts or criterion so determined.

144A.2.1                         As set forth in Articles 144A.1.2 to 144A.1.4.

145.                    Release.

Subject to the provisions of the Companies Law and to the extent permitted under law, and subject further to Article 146, the Company may release, in advance, an Officer from all or any part of the liability due to damages arising out of the breach of duty of care towards the Company.

146.                    General.

146.1
Notwithstanding anything to the contrary contained herein and subject to applicable law, these Articles are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification:

146.1.1 in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or

146.1.2 in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under law;

provided that if the Company has an Audit Committee, the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

146.2
Notwithstanding anything to the contrary in these Articles or any other agreement or instrument, and to extent restricted under law, the Company shall not insure, indemnify or release the Officer from the following:

146.2.1	A breach of his fiduciary duty, other than as specified in Article 144.2.

146.2.2	A breach of his duty of care committed intentionally or recklessly.

146.2.3	An action taken with the intent of realizing unlawful personal gain.

146.2.4	A fine or penalty imposed on him.

146A. Any amendment to the Companies Law or other applicable law adversely affecting the right of any Officer to be indemnified, insured or released pursuant to Articles 144 to 146 above shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Officer for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.”

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above amendments to the Articles of Association of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENTS OF THE CURRENT ARTICLES OF ASSOCIATION SO AS TO EFFECT THE ABOVE MENTIONED AMENDMENT OF THE ARTICLE 144-146.

PROPOSAL 8- APPROVAL OF THE ENTERING BY THE COMPANY INTO NEW
INDEMNIFICATION AGREEMENTS WITH ITS CONTINUING AND NEW
DIRECTORS AND TO AUTHORIZE THE AUDIT COMMITTEE OF THE BOARD OF
DIRECTORS OF THE COMPANY TO SECURE INSURANCE POLICES IN
CONNECTION WITH SUCH INDEMNIFICATION OBLIGATIONS

As permitted by the Israeli Companies Law and the Company’s Articles of Association, the Company has previously issued indemnification agreements to its directors and officers (the “Current Indemnification Agreements”) providing for the indemnification of such officers and directors for certain liabilities, as specified therein.

Subject to the approval of the amendment of Articles 144-146 pursuant to Proposal 7, the Board of Directors is seeking the approval of the shareholders, as required by the Companies Law for (i) replacing the Current Indemnification Agreements and the entering by the Company into new indemnification agreements with each of its continuing and newly appointed directors and officers in the form attached to this Proxy Statement as Annex A, consistent with Amendment No. 3 to the Companies Law and (ii)  authorizing the Audit Committee and the Board of Directors of the Company to secure insurance polices in connection with such indemnification obligations with a maximum coverage of up to US$50,000,000.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REPLACEMENT OF THE CURRANT INDEMNIFICATION AGREEMENTS AND THE ENTERING BY THE COMPANY INTO NEW INDEMNIFICATION AGREEMENTS WITH EACH OF ITS CONTINUING AND NEWLY APPOINTED DIRECTORS AND OFFICERS IN THE FORM ATTACHED TO THIS PROXY STATEMENT AS ANNEX A AND TO AUTHORIZE THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY TO SECURE INSURANCE POLICES IN CONNECTION WITH SUCH INDEMNIFICATION OBLIGATIONS WITH A MAXIMUM COVERAGE OF UP TO US$50,000,000.

ADDITIONAL MATTERS FOR DISCUSSION
CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE
COMPANY FOR THE YEAR ENDED DECEMBER 31, 2006

At the Annual Meeting, the directors will review the management’s report on the business of the Company for the year ended December 31, 2006, as presented in the Company’s Annual Report for the year ended December 31, 2006, and will answer appropriate questions relating thereto.

OTHER BUSINESS

The Board of Directors of the Company at present, knows of no other business to be brought before the Annual Meeting other than those items mentioned in the attached Company’s Notice of Annual Meeting of Shareholders.  If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

                By Order of the Board of Directors,

                Joseph J. Aulenti
                Executive Vice President, General Counsel and Secretary

Ramat-Gan, Israel
November 14, 2007

Annex A
DIRECTORS & OFFICERS INDEMNIFICATION UNDERTAKING

Indemnification Undertaking dated as of ___________ __, 2007 from Fundtech Ltd.

You are or have been appointed as a director or office holder of Fundtech Ltd. (the “Company”), and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

In consideration of your continuing to serve the Company, the Company hereby agrees as follows:

1.         The Company hereby undertakes to indemnify you to the maximum extent permitted by the Companies Law – 1999 (the “Companies Law”) in respect of the following:

1.1     any financial obligation imposed on you in favor of another person by, or expended by you as a result of, a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“action”) taken or made by you in your capacity as a director or office holder of the Company;

1.2  all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director or officer of the Company;

1.3  all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you due to an investigation or a proceeding instituted against you by an authority qualified to conduct such investigation or proceeding, where such investigation or proceeding is concluded without the filing of an indictment against you (as defined in the Companies Law) and without any financial obligation imposed on you in lieu of criminal proceedings (as defined in the Companies Law), or that is concluded without your indictment but with a financial obligation imposed on you in lieu of criminal proceedings with respect to a crime that does not require proof of mens rea (criminal intent), all in respect of actions taken by you in your capacity as a director or office holder of the Company.

2.         The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1             a breach of your duty of loyalty to the Company, except, to the extent permitted by the Companies Law, for a breach of a duty of loyalty to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2             a willful or reckless breach of the your duty of care to the Company;

2.3             an action taken or omission by you with the intent of unlawfully realizing personal gain;

2.4      a fine or penalty imposed upon you for an offense; and

2.5  a counterclaim brought by the Company or in its name in connection with a claim against the Company filed by you, other than by way of defense or by way of third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld.

3.         The Company will make available all amounts payable to you in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), including with respect to any claim against you initiated by the Company or in its right, and with respect to items referred to in Sections 1.2 and 1.3 above, not later than the date on which the applicable court renders its decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.         The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or office holder of the Company provided that the obligations with respect to which you will be indemnified hereunder are in respect of actions taken by you while you were a director or office holder of the Company as aforesaid, and in such capacity.

5.     The indemnification will be limited to the expenses mentioned in Sections 1.2 and 1.3 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and to the expenses mentioned in Section 1.1 above insofar as they result from, or are connected to, events and circumstances in Schedule A to this Agreement (such event, an “Indemnifiable Event”). Indemnification pursuant to paragraph 1.1 with respect to each such Indemnifiable Event described in Schedule A is limited in amount to the amounts specified opposite its description (with respect to each applicable Indemnifiable Event, the “Limit Amount”). Each such Limit Amount shall be subject to continuing review and consideration by the Company, and may be increased or decreased, if the Board of Directors, with the prior approval of the Audit Committee of the Company, determines that such Limit Amount is not reasonable in the circumstances, including if it is less than the financial obligation or the expenses specified in Section 1.2 above which can be expected to be incurred by you in connection with the corresponding Indemnifiable Event. If the Limit Amount is insufficient to cover all amounts to which Indemnitee and all persons whom the Company has agreed to indemnify for the matters and in the circumstances described herein, then such amount shall be allocated to such persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on the determination of the Board in its discretion.

6.         The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), up to the applicable Limit Amount and within the other limits set forth in Section 5 above.

7.         Subject to the provisions of Sections 5 and 6 above, the indemnification hereunder will, in each case, cover all sums of money that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law and under this Indemnification Undertaking.

8.         The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.         In all indemnifiable circumstances, indemnification will be subject to the following:

9.1             You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, however, your failure to notify the Company as aforesaid shall not derogate from your right to be indemnified as provided herein (except to the extent that such failure to notify causes the Company damages). You shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you in connection with your actions or omissions as a director or office holder of the Company.

9.2             Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.  The Company shall notify you of any such decision to defend with ten (10) calendar days of receipt of notice of any such proceeding.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Indemnification Undertaking and/or pursuant to law. The Company shall not, without your prior written consent, consent to the entry of any judgment against you or enter into any settlement or compromise which (i) includes an admission of your fault, (ii) does not include, as an unconditional term thereof, the full release of you from all liability in respect of such proceeding or (iii) is not fully indemnifiable pursuant to this Indemnification Undertaking and/or pursuant to law.  This paragraph shall not apply to a proceeding brought by you under Section 9.7 below.

9.3             You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4             Notwithstanding the provisions of Sections 9.2 and 9.3 above, (i) if in a proceeding to which you are a party by reason of your status as a director or officer of the Company and the named parties to any such proceeding include both you and the Company or any subsidiary of the Company, a conflict of interest or potential conflict of interest (including the availability to the Company and its subsidiary, on the one hand, and you, on the other hand, of different or inconsistent defenses or counterclaims) exists between you and the Company, or (ii) if the Company fails to assume the defense of such proceeding in a timely manner, you shall be entitled to be represented by separate legal counsel, which shall represent other persons similarly situated, of the Company’s choice and reasonably acceptable to you and other person’s choice, at the expense of the Company.   In addition, if the Company fails to comply with any of its material obligations under this Indemnification Undertaking or in the event that the Company or any other person takes any action to declare this Indemnification Undertaking void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from you the benefits intended to be provided to you hereunder, except with respect to such actions, suits or proceedings brought by the Company that are resolved in favor of the Company, you shall have the right to retain counsel of your choice, and reasonably acceptable to the Company and at the expense of the Company, to represent you in connection with any such matter.

9.5             If, in accordance with Section 9.2 (but subject to Section 9.4), the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Indemnification Undertaking or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, unless (i) the Company shall not have assumed the conduct of your defense as contemplated, (ii) the Company refers the conduct of your defense to an attorney who is not, upon reasonable grounds, acceptable to you, (iii) the named parties to any such action (including any impleaded parties) include both you and the Company, and joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between you and the Company, or (iv) the Company shall agree to such expenses in either of which events all reasonable fees and expenses of your counsel shall be borne by the Company.

9.6             The Company will have no liability or obligation pursuant to this Indemnification Undertaking to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

9.7             If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.  In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to determine your right to indemnification hereunder or fails to make such payment or advancement, you may petition any court which has jurisdiction to enforce the Company’s obligations hereunder.  The Company agrees to reimburse you in full for any reasonable expenses incurred by you in connection with investigating, preparing for, litigating, defending or settling any action brought by you under the immediately preceding sentence, except where such action or any claim or counterclaim in connection therewith is resolved in favor of the Company.

10.         The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above or breach of your duty of care in connection with distribution of Company's assets.

11.         If for the validation of any of the undertakings in this Indemnification Undertaking any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12.         For the avoidance of doubt, it is hereby clarified that nothing contained in this Indemnification Undertaking derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Section 5 above.

13.         If any undertaking included in this Indemnification Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14.         This Indemnification Undertaking and the agreements herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

15. This Indemnification Undertaking cancels any preceding letter of indemnification or arrangement for indemnification that may have been issued to you by the Company.

16.         Neither the settlement or termination of any proceeding nor the failure of the Company to award indemnification or to determine that indemnification is payable shall create an adverse presumption that you are not entitled to indemnification hereunder.  In addition, the termination of any proceeding by judgment or order (unless such judgment or order provides so specifically) or settlement, shall not create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that your action was unlawful.

17.         This Indemnification Undertaking shall be (a) binding upon all successors and assigns of the Company (including any transferee of all or a substantial portion of the business, stock and/or assets of the Company and any direct or indirect successor by merger or consolidation or otherwise by operation of law), and (b) binding on and shall inure to the benefit of your heirs, personal representatives, executors and administrators.  This Indemnification Undertaking shall continue for your benefit and your heirs', personal representatives', executors' and administrators' benefit after you cease to be a director or office holder of the Company.

18.         Except with respect to changes in the governing law which expand your right to be indemnified by the Company, no supplement, modification or amendment of this Indemnification Undertaking shall be binding unless executed in writing by each of the parties hereto.  No waiver of any of the provisions of this Indemnification Undertaking shall be deemed or shall constitute a waiver of any other provisions of this Indemnification Undertaking (whether or not similar), nor shall such waiver constitute a continuing waiver.

This Indemnification Undertaking is being issued to you pursuant to the resolutions adopted by the Audit Committee of the Board of Directors of the Company on November 7, 2007, Board of Directors of the Company on November 8, 2007 and by the shareholders of the Company on __________ __, 2007. The Board of Directors has determined, based on the current activity of the

Company, that the amounts stated in Schedule A below are reasonable and that the events listed in Schedule A are reasonably anticipated.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

            Very truly yours,

Fundtech Ltd.
            By:
            Title:  Chief Executive Officer
            Date:  _____________ 2007

Accepted and agreed to:

      _______________________________

Name: _________________

Date:   _____________ 2007

Schedule A

Identifiable Event		Limit Amount
1
Negotiations, execution, delivery and performance of agreements on behalf of the Company and any subsidiary thereof (“Subsidiary") including, inter alia, any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, its Subsidiaries or affiliates relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.
US$50,000,000
2	Anti-competitive acts and acts of commercial wrongdoing.	US$50,000,000
3	Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.	US$50,000,000
4
Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its Subsidiaries or affiliates.
US$50,000,000
5
Actions taken in connection with the intellectual property of the Company and any Subsidiary and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.
US$50,000,000
6	Participation and/or non-participation at the Company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board meetings.	US$50,000,000
7	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision.	US$50,000,000
8	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business.	US$50,000,000
9
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.
US$50,000,000

10
Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.
US$50,000,000
11	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.	US$50,000,000
12
Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws
US$50,000,000
13
Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.
US$50,000,000
14.	Resolutions and/or actions relating to employment matters of the Company and/or its Subsidiaries and/or affiliates.	US$50,000,000
15.
Events, pertaining to the employment conditions of employees and to the employer – employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.
US$50,000,000

16.	Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its Subsidiaries or affiliates.	US$50,000,000
17.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its Subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.
US$50,000,000
18.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any Subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.
US$50,000,000
19.
19.                 Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment.
US$50,000,000
20.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or  public health law.
US$50,000,000

21.	21. Actions in connection with the Company’s development, use, sale, licensing, distribution, marketing or offer of products and/or services.	US$50,000,000
22.
Resolutions and/or actions relating to a merger of the company and/or of its subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.
US$50,000,000
23.
Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.
US$50,000,000
24.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.
US$50,000,000
25.
Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.
US$50,000,000